UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period May 2007         File No. 0-31204

Golden Goliath Resources Ltd.

(Name of Registrant)

Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

(Address of principal executive offices)

1.

News Release dated May 15, 2007

2.

News Release dated May 22, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.

(Registrant)

Dated: June 11, 2007	By: /s/ J. Paul Sorbara J. Paul Sorbara, President

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

May 15, 2007 PR 12/07

US:GGTH-F

GOLDEN GOLIATH OPTIONS CORONA AND CHAMIZAL

Vancouver, BC – Golden Goliath Resources Ltd. is pleased to announce that it has entered into an option agreement with Comstock Capital Corp. on Golden Goliath’s Corona and Chamizal properties. Under the terms of the agreement Comstock Capital has the right to earn a 60% interest in the Corona property, which lies in the northwest corner of the Uruachic mining camp in Chihuahua’s Sierra Madre Occidental mountain range. In order to exercise the Corona Option, Comstock Capital must spend $500,000 in work expenditures on the Corona Property over a period of three (3) years or less, of which at least $200,000 much be spent within one year of the date of the agreement, and also issue a total of 300,000 shares to Golden Goliath once the company goes public over three (3) years. 50,000 shares to be issued on listing on a stock exchange, 100,000 shares on the date which is 12 months after the date of listing and 150,000 shares on the date which is 24 months after listing. Once Comstock Capital has earned its interest a joint venture will be formed.

The agreement also grants Comstock Capital the right to earn a 60% interest in Golden Goliath’s Chamizal property, which lies in central Chihuahua, approximately 80 kilometres west of the famous Naica Pb-Zn-Ag mine, and about 80 kilometres southwest of the famous Santa Eulalia Pb-Zn-Ag mine. In order to exercise the El Chamizal Option, Comstock Capital shall spend $200,000 in work expenditures on the El Chamizal Property over a period of three (3) years or less and also issue a total of 150,000 shares to Golden Goliath once the company goes public over three (3) years. 25,000 shares to be issued on listing on a stock exchange, 50,000 shares on the date which is 12 months after the date of listing and 75,000 shares on the date which is 24 months after listing. Once Comstock Capital has earned its interest a joint venture will be formed.

The Corona Property is at the western edge of the Uruachic Camp and the Chamizal Property is separate from the Uruachic Camp. The option of these properties will allow Golden Goliath to focus its efforts on the central portion of its Uruachic Camp. During 2002 and 2003, Golden Goliath completed 59 reverse circular drill holes on the Corona Property. This work was successful in outlining the Northeast Zone, which covers an area of widespread gold mineralization and currently consists of an area of 400 by 700 meters in size. The zone remains open in several directions. The Company has not conducted an extensive work program on its Chamizal Property.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. visit our website at: www.goldengoliath.com The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

May 22, 2007 PR 13/07

US:GGTH-F

INVESTOR RELATIONS APPOINTMENT

Mr. Paul Sorbara, President, announces that Golden Goliath Resources Ltd. has appointed San Diego Torrey Hills Capital to provide investor relations and shareholder communications services to the Company.

Torrey Hills Capital specializes in the representation of public companies in the resource and technology sectors. They will assist the company in gaining increased exposure to investors through the dissemination of corporate information to a network of on-line venues, brokerage firms, financial institutions and private investors. This initiative reinforces the Company's commitment to improve communications and information flow to its shareholders and the investment community.

The services agreement with San Diego Torrey Hills Capital is for a three-month contract, renewable for to six-month periods, at the monthly fee of US $7,500, plus 60,000 Golden Goliath Resources stock options for the first three month period. The additional six month periods would be at a monthly fee of US $7,500 per month, plus 120,000 Golden Goliath stock options for each six month period. The agreement is subject to TSX venture Exchange approval and its rules and policies.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. visit our website at: www.goldengoliath.com The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.